FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

12 July 2010

THE SAUDI BRITISH BANK

2010 FIRST HALF RESULTS

•   Net profit of SAR1,068 million (US$285 million) for the six months ended 30 June 2010 - a reduction of SAR368 million (US$ 98 million), or 25.6 per cent, compared with SAR1,436 million (US$383 million) for the same period in 2009.

•   Operating income of SAR 2,565 million (US$684 million) for the six months ended 30 June 2010 - a reduction of SAR104 million (US$28 million), or 3.9 per cent, compared with SAR2,669 million (US$712 million) for the same period in 2009.

•   Customer deposits of SAR94.2 billion (US$25.1 billion) at 30 June 2010 - an increase of SAR2.7 billion (US$0.7 billion), or 3.0 per cent, compared with SAR91.5 billion (US$24.4 billion) at 30 June 2009.

•   Loans and advances to customers of SAR74.8 billion (US$19.9 billion) at 30 June 2010 - a reduction of SAR3.9 billion (US$1.1 billion), or 5.0 per cent, from SAR78.7 billion (US$21 billion) at 30 June 2009.

•   Investment portfolio totalled SAR26.0 billion (US$6.9 billion) at 30 June 2010, an increase of 6.6 per cent compared with SAR24.4 billion (US$6.5 billion) at 30 June 2009.

•   Total assets of SAR120.3 billion (US$32.1 billion) at 30 June 2010, compared with SAR122 billion (US$32.5 billion) at 30 June 2009, a reduction of 1.4 per cent or SAR1.7 billion (US$0.4 billion).

•   Earnings per share of SAR1.42 (US$0.38) for the six months ended 30 June 2010 - a reduction of 25.7 per cent from SAR1.91 (US$0.51) for the same period in 2009.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,068 million (US$285 million) for the six months ended 30 June 2010. Net special commission income decreased by SAR 62 million (US$16.5 million), or 3.5 per cent, compared with the same period in 2009, reflecting a contraction in average loans and advances.

Sheikh Khaled Olayan, Chairman of SABB, said: "The bank's operating income continues to remain robust. This has been a result of the bank's conscious decision to diversify its income stream in view of market conditions. SABB has continued with its cost containment measures and prudent provisioning, whilst remaining focussed on improving our service propositions to our customers through ongoing investment in SABB's infrastructure and affiliates. We are committed to supporting our customers and seeking new opportunities for business growth.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 12 July 2010